

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

Via E-mail
Ms. Anne Sutherland, Esq.
Executive Vice President and General Counsel
Nationstar Mortgage LLC
350 Highland Drive
Lewisville, Texas 75067

Re: Nationstar Mortgage LLC
Amendment No. 7 to Registration Statement on Form S-4
Filed July 22, 2011
File No. 333-171370

Dear Ms. Sutherland:

We have reviewed your amended registration statement and response letter dated July 22, 2011 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. If available, please revise to provide a recent developments section to discuss your results of operations for the periods ended June 30, 2011, identifying material trends affecting your operations during those periods.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn at (202) 551-3494 with any questions.

Sincerely,

/s/ Michael Seaman

Michael Seaman
Special Counsel

cc.   Duane McLaughlin, Esq.
        Cleary Gottlieb Steen & Hamilton LLP